EXHIBIT 4.28

Athens, December 15, 2011

Messrs:

Bank of Scotland Plc.
New Uberior House
11-13 Earl Grey Street,
Edinbourgh, EH3 9BN
Wholesale Loans Agency

Attn : Mr. Alan Cadden

Re:  Loan Agreement dated 4 December 2007

Dear Mr. Cadden,

We refer to a loan agreement dated 4 December 2007 (as supplemented and amended by the supplemental agreements dated respectively 20 May 2008, 13 March 2009, 12 June 2009, as amended and restated by an amending and restating agreement dated 9 March 2010 and as further amended and supplemented by a supplemental letter agreement dated 31 December 2010, the "Loan Agreement") and made between (i) Paragon Shipping Inc. as borrower (the "Borrower"), (ii) the banks and financial institutions listed therein as lenders (the "Lenders") and (iii) yourselves as agent, mandated lead arranger, underwriter, swap bank and security trustee, pursuant to which the Lenders made available to the Borrower a secured revolving credit facility in an amount of (originally) up to US$89,000,000 (the "Loan").

Expressions defined in the Loan Agreement shall have the same meaning when used in this letter.

In response to the reservation of rights letter dated 17 November, 2011 addressed by the Agent to us, the Borrower (the "Reservation of Rights Letter"), we deposited into the Retention Account, held with the Agent, the total amount of US$3,750,000 as additional security in order to rectify the shortfall in the minimum security cover which we are required to maintain pursuant to Clause 15.1 of the Loan Agreement. Payments into the Retention Account have been made as follows:

(1)	US$2,147,528 has been transferred to the Retention Account on 25 November 2011,

(2)	US$935,805 was transferred on 9 December 2011 (upon maturity of the Time Deposit held with Bank of Scotland in the amount of US$1,000,132),

(3)
Taking into account that as at 10 November the amount deposited in the Retention Account stood at US$666,667 the balance on the Retention Account thus became US$3,750,000 (US$666,667 plus US$2,147,528 plus US$935,805).

(4)	Out of the Retention Account the Borrower has paid the Debt Service due on 9 December 2011 amounting to US$1,101,091.29 (principal repayment US$ 1,000,000 plus interest payment US$101,091.29)

(5)
The balance of US$2,648,908.71 shall remain on the Retention Account and will not be released (whether in whole or in part) unless the Agent confirms that we are in satisfaction of the minimum security cover which we are required to maintain pursuant to

___________________________________________________
15, Karamanli Ave., GR 166 73 Voula, Athens, Greece
Tel: +30 210 8914 600, Fax: +30 210 8995 088 - www.paragonship.com

Clause 15.1 of the Loan Agreement without taking into account of this cash balance (or the relevant part thereof)

We understand that the provision of additional security in the form of cash collateral in the amount of US$3,750,000 as above has cured the shortfall in the minimum security cover and that the Borrower is no longer in breach of Clause 15.1 of the Loan Agreement (as referred to in the Reservation of Rights Letter).

For Paragon Shipping Inc.

/s/ George Skrimizeas
George Skrimizeas
Chief Operating Officer

Accepted and agreed

/s/ Illegible
Bank of Scotland Plc.
(acting in its capacity as Agent on
behalf of the Lenders)

SK 25744 0001 1276803